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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE TO / A

                                (AMENDMENT NO. 3)


                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                        BORON, LEPORE & ASSOCIATES, INC.
                            (Name of Subject Company)

                              GARDEN MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   10001P 10 2
                      (CUSIP Number of Class of Securities)

                             Paul S. Williams, Esq.
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000





[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

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Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

      This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002 by Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Garden Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), as amended by Amendment No. 1 filed with the Commission on May 28, 2002 and Amendment No. 2 filed with the Commission on May 30, 2002, relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Boron, LePore & Associates, Inc., a Delaware corporation ("BLP") for $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO is hereby amended and supplemented by the following:

      On or about June 4, 2002, Cardinal received a copy of a putative class action complaint captioned Rodanthe Lengle v. Patrick G. LePore, et. al. This complaint, which Cardinal understands was filed in the Superior Court of New Jersey, Chancery Division, Passaic County, alleges, among other matters, that the Directors of BLP violated the terms of BLP's Certificate of Incorporation in connection with certain provisions in the Merger Agreement relating to the appointment of directors; breached their fiduciary duties by the failure to maximize shareholder value and by breaching their duty of due care and loyalty; and breached their duties to shareholders by failing to disclose certain information to shareholders in connection with the proposed tender offer. The plaintiff has brought suit on behalf of a purported class of the public shareholders of BLP and seeks, among other things, temporary, preliminary and permanent injunctive relief to enjoin the closing of the Offer. The complaint also alleges that Cardinal aided and abetted a breach of fiduciary duty by the other defendants.

      BLP and Cardinal believe the allegations contained in the complaint are entirely without merit and intend to defend against the claims vigorously.

      A copy of the complaint has been filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by BLP on June 5, 2002 and is incorporated in the Schedule TO, as amended, by reference. The foregoing description of the complaint is qualified in its entirety by reference to the text of that exhibit.

ITEM 12.  EXHIBITS.

      Item 12 is hereby amended and supplemented to add the following exhibit:

      (a)(5)(F) Class Action Complaint: Rodanthe Lengle v. Patrick G. LePore; Steven M. Freeman; Roger Boissonneault; Carter H. Eckert; Ronald
                M. Nordmann; Melvin Sharoky; Joseph E. Smith; John T. Spitznagel; John A. Staley, IV; Boron, LePore & Associates, Inc.; and Cardinal Health, Inc., incorporated in the Schedule TO, as amended, by reference to Exhibit (a)(9) to Amendment No. 2 to the Schedule 14D-9 filed by BLP on June 5, 2002.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

      Dated:  June 5, 2002

                                    GARDEN MERGER CORP.


                                    By /s/ Paul S. Williams
                                      ----------------------------
                                      Name:  Paul S. Williams
                                      Title: Executive Vice President,
                                             Chief Legal Officer and Secretary


                                    CARDINAL HEALTH, INC.


                                    By /s/ Paul S. Williams
                                      ----------------------------
                                      Name:  Paul S. Williams
                                      Title: Executive Vice President,
                                             Chief Legal Officer and Secretary